SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

CHINA FRUITS CORPORATION

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

16938V 10 4

(CUSIP Number)

c/o Chris Cottone, 7951 SW 6th St., Suite 216, Plantation, FL 33324

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2011

(Date of Event Which Requires Filing of This Statement)

(1)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mei Tan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
	7	SOLE VOTING POWER 4,580,815
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,580,815
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.17% *
14	TYPE OF REPORTING PERSON IN

* Based on approximately 49,951,223 shares of common stock issued and outstanding on October 7, 2011.

(2)

Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the "Common Stock") of China Fruits Corporation, a Nevada Corporation (the “Issuer” or "Registrant"), whose principal executive offices are located at Fu Xi Technology & Industry Park, Nan Feng County

Jiang Xi Province, P. R. China. At present, the Issuer has 49,951,223 shares of common stock issued and outstanding.

Item 2. Identity and Background.

a.	The name of the Reporting Person is Mei Tan (“Ms. Tan”).

b.	The address of Ms. Tan is 3 LvYou Lane, QinCheng Town, NanFeng County, FuZhou City, JiangXi, China.

c.	Ms. Tan currently doesn't hold any positions of the Issuer. The principal business of the Issuer is engaged in manufacturing, trading, and distributing of Nanfeng tangerine, and operating franchise retail stores for fresh fruits through its wholly-owned subsidiary. The principal address of the Issuer is Fu Xi Technology & Industry Park, Nan Feng County, Jiang Xi Province, P. R. China.

d.	During the past five years, Ms. Tan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the past five years, Ms. Tan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Ms. Tan is a citizen of People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

    The source and amount of other consideration used in making the purchases are reported on this statement. Ms. Tan is an individual creditor of the Issuer. As of June 30, 2011, the Issuer entered into a Settlement Agreement and Release (the “Agreement”) with Mei Tan, LingHua Chen, ChunFeng Huang, CunXing Xi, Bin Feng, GuiFen Chen and WenMing Cui (collectively as “Creditors”), pursuant to which Creditors desired to settle the amount of $335,146 advanced as of December 31, 2009 in exchange for total 11,171,534 shares of Common Stock issued by the Issuer at the market price of $0.03 per share. The parties desired in exchange for the releases and promised delivery designated herein to release and discharge any and all claims that exist between the parties hereto arising from the amount of $335,146 advanced by the Creditors. The reported shares were acquired by Ms. Tan pro rata equal to her portion in the amount advanced to the Issuer as of December 31, 2009.

(3)

Item 4. Purpose of Transaction.

    The purpose of the transaction was to allow Ms. Tan to acquire a significant equity position in the Issuer as compensation for the surrender of her portion in the amount advanced to the Issuer. Ms. Tan has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

    a. At present, the Issuer has issued and outstanding 49,951,223 shares of Common Stock of which Ms. Tan is presently the record owner of 4,580,815 common shares. Ms. Tan is not part of a group within the meaning of Section 13(d)(3) of the Act.

    b. The following table indicates the number of shares as to which Ms. Tan has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Mei Tan	4,580,815	9.17% *

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Mei Tan	0	0.00%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Mei Tan	4,580,815	9.17% *

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Mei Tan	0	0.00%

* Based on approximately 49,951,223 shares of common stock issued and outstanding on October 7, 2011.

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

           Exhibit 10.1 Settlement Agreement and Release, dated June 30, 2011

(4)

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2011

By: /s/ Mei Tan

Mei Tan